Exhibit (e)(12)

Compensation Arrangement with Special Committee

In connection with the proposal by Danisco A/S ("Danisco") to (1) purchase all of the shares of common and preferred stock of Genencor International, Inc. ("Genencor") owned by Eastman Chemical Company ("Eastman"), and (2) seek to acquire all the of shares of Genencor common stock held by minority stockholders by means of a tender offer followed by a short form merger (the "Danisco Proposal"), on December 7, 2004 the Board of Directors of Genencor (the "Genencor Board"), adopted resolutions establishing a special committee consisting of Genencor Board members Bruce C. Cozadd, Joseph A. Mollica and Norbert G. Riedel (the "Special Committee") to, among other things, determine whether any possible transaction between Genencor and Danisco was fair to, and in the best interests of, Genencor and Genencor's stockholders that are not affiliated with Danisco, Eastman and their respective affiliates and associates. Mr. Cozadd served as chairman of the Special Committee. The Genencor Board also adopted resolutions on December 7, 2004 establishing the following compensation arrangement for members of the Special Committee:

(a)	a retainer of $10,000 per month in the case of the chairman and $5,000 per month in the case of the other members;

(b)	$2,000 per meeting in the case of the chairman and $1,000 per meeting in the case of the other members; and

(c)	reimbursement for any necessary travel or other out of pocket expenses, consistent with Genencor board and committee compensation policies, reasonably incurred in connection with the Special Committee's duties.